Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Six Months Ended June 30, 2018	For the Twelve Months Ended December 31, 2017	For the Six Months Ended June 30, 2017
Earnings
Net Income	$538	$1,104	$482
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	150	685	309
Pre-Tax Income	$688	$1,789	$791
Add: Fixed Charges*	350	657	323
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,038	$2,446	$1,114
* Fixed Charges
Interest on Long-term Debt	$317	$602	$295
Amortization of Debt Discount, Premium and Expense	7	13	6
Interest Capitalized	—	—	—
Other Interest	12	14	8
Interest Component of Rentals	14	28	14
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$350	$657	$323
Ratio of Earnings to Fixed Charges	3.0	3.7	3.4